SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No.  1)

TeamStaff, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87815U 20 4

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 87815U 20 4	Page 2 of 2

(1)	NAME OF REPORTING PERSON Kirk A. Scoggins I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

(5)	SOLE VOTING POWER
NUMBER OF	421,348
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER
OWNED BY
EACH
REPORTING	(7)	SOLE DISPOSITIVE POWER
PERSON WITH	421,348

(8)	SHARED DISPOSITIVE POWER

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
421,348

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.6%

(12)	TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 87815U 20 4	Page 3 of 3

This Amendment No. 1 to Schedule 13G (the “Amendment”) is being filed on behalf of Kirk A. Scoggins relating to the common stock $.001 par value (the “Common Stock”) of TeamStaff, Inc., a New Jersey corporation (the “Issuer”). The terms defined in the original Schedule 13G shall have the same meaning when used in this Amendment. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 2. (b) Address of Principal Business Office or if None, Residence:

470 Palm Island N.E., Clearwater, Florida 33767

Item 4. Ownership

(b)	Percent of Class: 2.6%, based on 16,156,184 outstanding shares reported by the Issuer on the Prospectus filed January 3, 2002.

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002

/s/ Kirk A. Scoggins Signature

Kirk A. Scoggins, Reporting Person Name/Title